Exhibit 99.1

news release

Hydro One and the Power Workers’ Union reach tentative settlements

TORONTO, July 21, 2020 – Hydro One Inc. (“Hydro One”) is pleased to announce the achievement of tentative settlements for two collective agreements with the Power Workers’ Union (“the PWU”) covering approximately 3,800 regular employees and approximately 1,400 casual employees in critical front line roles across the company’s operations in Ontario.

“I want to thank our respective teams for negotiating in an open and productive way to reach this outcome,” said Mark Poweska, President and CEO, Hydro One. “These agreements recognize the crucial role of our front-line staff in energizing life for our customers and communities during this challenging and uncertain time.”

Negotiations covered the renewal of two collective agreements: the main collective agreement, which includes front-line staff, and the Customer Service Operations collective agreement, which includes staff in customer facing roles.

Union members will now vote on these tentative agreements with the outcome anticipated by the end of September.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.